EXHIBIT 21.1

Subsidiaries of Placer Sierra Bancshares

Placer Sierra Bancshares has three direct subsidiaries:*

1.	Placer Sierra Bank, a California corporation.

2.	Placer Statutory Trust II, a Connecticut statutory business trust.

3.	Southland Trust I, a Connecticut statutory business trust.

Placer Sierra Bank has three direct subsidiaries of its own, only one of which is active:

1.	Central Square Company, Inc., a California corporation.

* Assumes merger of Bank of Orange County, a California corporation, into Placer Sierra Bank.